Exhibit 99.5

HudBay Minerals Inc.
Dundee Place
1 Adelaide Street East
Suite 2501
Toronto ON M5C 2V9
Canada

Tel 416 362-8181
Fax 416 362-7844
News release	hudbayminerals.com

TSX, NYSE – HBM

2010 No. 25

HudBay Minerals Releases Third Quarter 2010 Results

Highlights

•	Generated EBITDA[1] of $55.5 million, operating cash flow[1] of $39.8 million and net earnings of $11.7 million

•

Cash costs per pound of zinc sold[1], net of by-product credits, were negative US$0.27 per pound and co-product cash costs[1] of gold, zinc and copper were $336 per ounce, $0.86 per pound and $1.37 per pound, respectively in the third quarter 2010

•	Established new US$300 million revolving credit facility

•	Production for all metals remains on track to meet 2010 guidance

•	Significant progress made on the Lalor project with access ramp more than one-third complete and tenders issued for all major long lead-time items

Toronto, Ontario – November 3, 2010 – HudBay Minerals Inc. (“HudBay”, the “company”) (TSX:HBM) (NYSE:HBM) today released its third quarter and year-to-date 2010 financial results. Net earnings were $11.7 million or $0.08 per share in the third quarter of 2010, compared to $20.0 million, or $0.13 per share during the third quarter of 2009. Earnings decreased during the quarter due primarily to lower volumes of metals sold, as well as higher tax and exploration expenses.

Sales of copper, gold and silver contained in copper concentrate were adversely affected by the inability of HudBay’s rail service provider to supply sufficient railcars to transport the company’s concentrate production. At September 30, 2010, HudBay had excess inventory of approximately 5,000 tonnes of copper and 7,800 ounces of gold contained in copper concentrate.

Had those inventories been sold in the third quarter at a copper price of US$3.60 per pound and a gold price of US$1,283 per ounce (being the average realized prices for copper and gold during the third quarter of 2010), the impact on revenues, earnings before tax and net earnings per share from the sale is estimated to be an additional approximately $50 million, $28 million and $0.11 per share, respectively.

1 EBITDA, operating cash flow before changes in non-cash working capital, cash costs per pound of zinc sold and co-product cash costs are considered non-GAAP measures. See the reconciliation of these measures to GAAP at the end of this release.

HudBay has made arrangements to lease additional rail cars and expects to sell concentrate in amounts similar to production in the fourth quarter of 2010. The excess inventory is expected to be drawn down in the first half of 2011 as additional railcar capacity becomes available.

“Consistent operational results during the quarter enabled us to remain on track to meet our 2010 production guidance and continue to underpin HudBay’s strong overall performance,” said David Garofalo, HudBay’s president and chief executive officer. “Our new $300 million revolving credit facility is an important complement to our strong cash position of $852 million at September 30, 2010 as we pursue growth opportunities at various stages of the development pipeline.”

Cash costs per pound of zinc sold1, net of by-product credits, were negative US$0.27 per pound, compared to negative US$0.23 per pound in the third quarter of 2009. Cash costs net of by-product credits have been restated to exclude corporate costs. Cash costs on a co-product basis were $336 per ounce of gold, $1.37 per pound of copper and $0.86 per pound of zinc in the third quarter.

The revolving credit facility has an initial term of four years and is secured by a pledge of assets of HudBay and guarantees provided by the company’s material subsidiaries. The syndicate of lenders, comprising Canadian Imperial Bank of Commerce and Scotia Capital as Joint Lead Arrangers and Joint Book Runners, Royal Bank of Canada, The Toronto-Dominion Bank, Bank of America Merrill Lynch, Credit Suisse, National Bank of Canada and Société Générale, collectively approved commitments to the company well in excess of the $300 million requested. No advances are outstanding under the credit facility. As a result of arranging the new credit facility, restricted cash on deposit to support letters of credit, which totaled $59.3 million at September 30, 2010, will be reclassified to cash and cash equivalents.

Lalor Project Update

HudBay continued to make significant progress on the planned 3,000 meter access ramp at the Lalor project, having advanced 1,154 meters from the Chisel North Mine as at October 26, 2010.

Ground conditions have been good and water intersections have been minimal since the first quarter of 2010. In September 2010, the company switched the ventilation system on the ramp from a “push” system to a “pull” system to assist in the blast clearing of the main ramp development face. This system will be in place until the ramp reaches the 810 meter level at the Lalor orebody in early 2012. The temporary ramp exhaust is currently being raisebored with 172 meters having been enlarged and 288 meters remaining. This raise will serve as the exhaust for the entire ramp drive until the permanent exhaust is in place in 2012. Surface site construction has begun and the access road is near completion. The surface mine site and surface exhaust sites have been cleared, and are currently being leveled.

Procurement and tendering is ongoing. The main production hoist and man hoist have been ordered with the man hoist expected to be delivered in the first quarter of 2011. Bid evaluation and contract award on the ventilation shaft and production shaft will be completed in Q4 2010. The mine camp accommodations have been awarded with site preparations to begin in November.

HudBay is continuing with the metallurgical testing of the Lalor ores, focusing on gold optimization, which includes variable testing on the primary grind, with and without a regrind circuit, as well as optimization on the reagent used and projected consumption.

The company has also begun a trade-off study on whether to refurbish the existing Snow Lake concentrator or construct a new concentrator at the mine site. The trade-off study is expected to be completed in the fourth quarter of 2010.

Total expenditures on the Lalor project were $36 million year-to-date as at September 30, 2010, with total spending of $54 million projected for 2010. HudBay’s previous estimate for 2010 capital expenditures at Lalor was $133 million, based on planned shaft sinkings in the third quarter of 2010. Planned timing of expenditures from 2010 to subsequent years of the project have been changed due to the deferral of the shaft sinking to early 2011. No changes have been made to expected total project costs or project timelines based on the current scope of the project.

Key Financial Results

($000s except per share amounts)	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009
Revenue	163,367	194,608	595,538	554,049
Earnings before tax and non controlling interest	29,572	32,947	116,499	132,390
Net earnings	11,660	19,975	48,492	105,432
EBITDA[1,2]	55,465	59,201	208,495	103,310
Operating cash flow[1,3]	39,825	48,214	139,923	91,051
Basic and diluted EPS[4]	0.08	0.13	0.32	0.68
Operating cash flow per share[1,3]	0.27	0.31	0.93	0.59
Cash and cash equivalents	851,739	880,292	851,739	880,292
Total assets	2,065,596	2,000,776	2,065,596	2,000,776

[1]	EBITDA, operating cash flow and operating cash flow per share are considered non-GAAP measures. See the reconciliation of these measures to GAAP at the end of this release.
[2]	EBITDA represents earnings before interest expense, taxes, depreciation and amortization, gain/loss on derivative instruments, exploration and interest and other income.
[3]	Before changes in non-cash working capital.
[4]	Earnings per share.

Production and Sales

Overall, production remains on track to meet our 2010 guidance. Mine production was 578,372 tonnes of ore, reflecting a 5% increase from 551,329 tonnes for the same quarter in 2009 as additional production from the reopened Chisel North mine in 2010 was offset by lower production from the 777 and Trout Lake mines relative to the strong production levels achieved in 2009.

		Three Months Ended		Nine Months Ended
Operating Highlights		Sep 30 2010	Sep 30 2009	Sep 30 2010	Sep 30 2009
Production (HBMS contained metal in concentrate)[1]
Zinc	tonnes	18,091	20,728	58,194	57,484
Copper	tonnes	14,913	13,286	38,753	37,182
Gold	troy oz.	23,789	25,886	64,801	69,852
Silver	troy oz.	205,522	298,777	633,613	756,429
Metal Sold
Zinc - refined[2]	tonnes	25,698	29,349	77,741	80,771
Copper	tonnes
Cathode & anodes		2,797	15,293	31,745	51,117
Payable metal in concentrate[3]		6,321	—	6,864	—
Gold	troy oz.
Contained in slimes & anode		6,296	21,900	53,920	74,921
Payable metal in concentrate[3]		10,789	—	11,781	—
Silver	troy oz.
Contained in slimes & anode		53,695	506,148	768,223	1,711,212
Payable metal in concentrate[3]		85,044	—	96,264	—

[1]	Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.
[2]	Zinc sales include sales to our Zochem facility of 8,080 tonnes in the third quarter of 2010. In the third quarter, Zochem had sales of 10,668 tonnes of zinc oxide.
[3]	Copper concentrate was not sold in 2009 while the smelter was in operation.

Revenues

Total revenue for the third quarter was $163.4 million, $31.2 million lower than the same quarter last year, due to the following:

(in $ millions)	Three Months Ended Sep 30, 2010	Nine Months Ended Sep 30, 2010
Metal prices
Higher zinc prices	8.6	57.4
Higher copper prices	23.2	124.3
Higher gold prices	7.5	19.9
Sales volumes
Lower copper sales volumes	(48.1)	(93.0)
Lower zinc sales volumes	(8.0)	(5.2)
Lower gold sales volumes	(6.4)	(11.3)
Other
Stronger C$	(9.7)	(58.9)
Other volume and pricing differences	1.7	8.3

Change in revenues	(31.2)	41.5

Realized Metal Prices1 and Exchange Rate

		LME Q3 2010 Average Prices [2]	LME YTD Q3 2010 Average Prices [2]	HudBay Realized Prices [1]		HudBay Realized Prices [1]
				Three Months Ended		Nine Months Ended
				Sep 30 2010	Sep 30 2009	Sep 30 2010	Sep 30 2009
Prices in US$
Zinc	US$/lb.	0.91	0.96	0.96	0.83	1.01	0.70
Copper	US$/lb.	3.29	3.25	3.60	2.74	3.32	2.21
Gold	US$/troy oz.	1,227	1,177	1,283	955	1,186	917
Silver	US$/troy oz.	18.96	18.07	21.06	14.51	17.85	13.43
Prices in C$
Zinc	C$/lb.	0.95	0.99	1.00	0.91	1.05	0.81
Copper	C$/lb	3.41	3.37	3.75	3.01	3.45	2.57
Gold	C$/troy oz	1,275	1,219	1,336	1,046	1,230	1,083
Silver	C$/troy oz.	19.70	18.72	21.93	15.93	18.52	15.80
Exchange rate	US$1 to C$			1.04	1.10	1.04	1.17

[1]	Realized prices are before refining and treatment charges and only on the sale of finished metal, excluding metal in concentrates.
[2]	London Metals Exchange (“LME”) average for zinc, copper and gold prices, London Spot US equivalent for silver prices. HudBay’s copper sales contracts are primarily based on Comex copper prices.

Operating Expenses

For the third quarter of 2010, our operating expenses were $92.7 million; $26.5 million lower than the same quarter last year due to the following:

(in $ millions)	Three Months Ended Sep 30, 2010	Nine Months Ended Sep 30, 2010
Decreased volumes of purchased zinc concentrate	(3.0)	(5.1)
Decreased volumes of purchased copper concentrate	(12.7)	(58.5)
Chisel North operating costs	6.8	10.2
Zochem zinc purchases	4.1	14.5
Lower costs for HMI Nickel	1.6	2.2
Other provisions, primarily related to Smelter closure	0.2	(3.0)
Smelter and refinery costs	(13.2)	(16.5)
Changes in domestic inventory	(14.0)	4.5
Other operating expenses	3.7	7.7

Decrease in operating expenses	(26.5)	(44.0)

Purchased copper concentrate volumes and smelter and refinery direct costs decreased due to the closure of the smelter. Lower zinc concentrate purchases were more than offset by Chisel North operating costs and production. Inventory charges were lower in the third quarter of 2010 due to the buildup of copper concentrate inventory.

Non-GAAP Measures

Detailed operating expenses, EBITDA, operating cash flow before changes in non-cash working capital, operating cash flow per share, cash cost per pound of zinc sold and co-product cash costs per unit sold are included in this news release because these measures are performance indicators that we use internally to monitor performance. We use these measures to assess how well we are performing compared to plan and to assess the overall effectiveness and efficiency of mining, processing and refining operations. We believe that the inclusion of these measures in this news release helps an investor to assess performance “through the eyes of management” and that certain investors use these measures to assess our performance. These measures do not have a meaning presented by Generally Accepted Accounting Principles (“GAAP”) and should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

EBITDA

The following table presents our calculation of EBITDA for the three and nine months ended September 30, 2010 and September 30, 2009.

	Three Months Ended		Nine Months Ended
($000s)	Sep 30 2010	Sep 30 2009	Sep 30 2010	Sep 30 2009
Earnings before tax and non-controlling interest	29,572	32,947	116,499	132,390
Adjustments:
Depreciation and amortization	25,267	28,822	82,618	73,078
Exploration	5,868	983	18,868	3,615
Interest and other income	(3,133)	(3,329)	(6,117)	(106,235)
(Gain) loss on derivative instruments	(2,109)	(222)	(3,373)	462

EBITDA	55,465	59,201	208,495	103,310

Operating cash flow before changes in non-cash working capital and operating cash flow per share

The following table presents our calculations of operating cash flow before changes in non-cash working capital and operating cash flow per share for the three and nine months ended September 30, 2010 and September 30, 2009.

	Three Months Ended		Nine Months Ended
($000s except share and per share amounts)	Sep 30 2010	Sep 30 2009	Sep 30 2010	Sep 30 2009
Cash provided by operating activities, per financial statements	31,933	56,595	190,726	66,562
Adjustments:
Changes in non-cash working capital	7,892	(8,381)	(50,803)	24,489

Operating cash flow before changes in non-cash working capital	39,825	48,214	139,923	91,051
Weighted average shares outstanding	148,949,050	153,443,348	151,114,563	153,432,764

Operating cash flow per share	$0.27	$0.31	$0.93	$0.59

Cash cost per pound of zinc sold

Our cash cost per pound of zinc sold, net of by-product credits, for the third quarter of 2010 was negative US$0.27 per pound, excluding costs and sales related to Balmat, HMI Nickel and corporate activities, as calculated in the following table.

	Three Months Ended				Nine Months Ended
($000s except as noted)	Sep 30 2010		Sep 30 2009		Sep 30 2010		Sep 30 2009
Operating expenses		92,652		119,169		355,805		399,794
General and administrative expenses[1]		1,796		2,250		6,120		4,587

		94,448		121,419		361,925		404,381
Exclude amounts related to Balmat and HMI Nickel		(3,720)		(1,959)		(13,820)		(9,920)

		90,728		119,460		348,105		394,461
Less by-product credits[2]		(106,390)		(135,583)		(415,632)		(409,540)

Cash cost net of by-products		(15,662)		(16,123)		(67,527)		(15,079)
Exchange rate (US $1 to C$) [3]		1.039		1.097		1.036		1.170

Cash cost net of by-products	US	(15,074)	US	(14,697)	US	(65,181)	US	(12,888)
Zinc sales (000’s lbs.)		56,654		64,703		171,389		176,302

Cash cost per pound of zinc sold, net of by-product credits in US $/lb.	US	(0.27)	US	(0.23)	US	(0.38)	US	(0.07)

[1]	General and administrative expenses relate to HBMS entity only.
[2]	By-product credits include revenues from sale of copper, gold, silver, the value added by converting zinc to zinc oxide, and by-product sales.
[3]	Weighted average exchange rate for sales during the period.

Cash costs net of by-product credits have been restated to exclude corporate activities in order to be better comparable with costs disclosed by comparable mining companies. For the third quarter of 2010, our cash cost per pound of zinc sold was negative US$0.27, a net decrease of US$0.04 from the same period in 2009, and for the year-to-date was negative US$0.38, a net decrease of US$0.31 from 2009. The decrease in cost per pound was due primarily to higher by-product copper, gold and silver credits arising from higher prices.

Our calculation of cash cost per pound of zinc sold is significantly influenced by by-product metal prices, which may fluctuate going forward.

Co-product cash costs per unit sold

Commencing in the third quarter of 2010, we introduced co-product cash costs as a new non GAAP measure. We believe that these costs serve as meaningful indicators for investors to evaluate our operations. Costs for 2009 have not been included for comparability because they included substantial purchased copper concentrate volumes together with the cost of the smelter and refinery, which were shutdown in 2010.

Whereas cash costs net of by-product credits present the cash costs of a single metal, assuming that all other metals are by-products of the given metal, co-product cash costs present a cost of producing each of our primary metals, copper, zinc and gold, based on an allocation of costs among the metals. Costs that can be readily associated with a specific metal are allocated to that metal. Mining and milling costs for our Trout Lake and 777 mines are allocated proportionately based on the value of the contained metals at prevailing metals prices. Operating overhead expenses and general and administrative expenses (in both cases, excluding costs not related to our HBMS operations) are generally allocated equally between zinc and copper with some further cost allocation to gold. In order to present a cost per finished unit sold, we also add to these costs third party treatment and refining costs, which are deducted from revenue in our financial statements.

Zinc oxide production is treated as a by-product of zinc production, so the costs of our Zochem operation are allocated to zinc operating expenses and zinc oxide revenues are deducted from total zinc cash costs. Similarly, silver production is treated as a by-product of gold production. Other miscellaneous revenues are allocated among zinc, copper and gold in the same manner as general and administrative costs.

While the impact of fluctuating metals prices is expected to be less significant on co-product cash costs than it is on by-product cash costs, changes in relative metals prices may cause our reported cash costs to vary substantially over time, irrespective of our operational results. Significant management judgement is also required in determining how costs should be allocated among metals. Caution should also be exercised in using co-product cash costs to evaluate the profitability of a particular metal, as the profitability of our polymetallic mines is dependent on the production of all of our principal metals. Our future co-product cash costs may change significantly from those reported for the three and nine months ended September 30, 2010 as we complete the transition from copper smelting and refining to copper concentrate sales.

Three Months Ended September 30, 2010

(‘000s except as noted)	Copper	Zinc	Gold	Non-allocated costs	Total
Operating expenses	23,779	57,328	7,825	3,720	92,652
General and administrative[1]	718	718	359	5,575	7,370
Treatment and refining costs[2]	3,681	—	920	—	4,601

	28,178	58,046	9,104	9,295
Zinc oxide and by-product revenues	(641)	(9,302)	(3,362)

Co-product costs	27,537	48,744	5,742
Sales volume[3]	20,104	56,655	17,085

Co-product cash costs per unit[3] sold	$1.37	$0.86	$336

[1]	Allocation of general and administrative costs to copper, zinc and gold production exclude corporate and other non-production related costs.
[2]	Treatment and refining costs are deducted from revenue.
[3]	Copper and zinc sales volumes denoted in 000’s pounds, and gold sales volumes denoted in troy oz.

Nine Months Ended September 30, 2010

(‘000s except as noted)	Copper	Zinc	Gold	Non-allocated costs	Total
Operating expenses	119,682	181,297	41,006	13,820	355,805
General and administrative[1]	2,448	2,448	1,224	12,994	19,114
Treatment and refining costs[2]	6,305	—	920	—	7,225

	128,435	183,745	43,150	26,814
Zinc oxide and by-product revenues	(2,647)	(28,627)	(17,334)

Co-product costs	125,788	155,118	25,816
Sales volume[3]	85,119	171,391	65,702

Co-product cash costs per unit[3] sold	$1.48	$0.91	$393

[1]	Allocation of general and administrative costs to copper, zinc and gold production exclude corporate and other non-production related costs.
[2]	Treatment and refining costs are deducted from revenue.
[3]	Copper and zinc sales volumes denoted in 000’s pounds, and gold sales volumes denoted in troy oz.

Please also see HudBay’s consolidated financial statements and related notes together with Management’s Discussion and Analysis of Operations and Financial Condition for the quarter ended September 30, 2010, which are available under our profile on SEDAR at www.sedar.com and on our website at www.hudbayminerals.com. All amounts are in Canadian dollars unless otherwise noted.

Website Links

HudBay Minerals Inc.:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://media3.marketwire.com/docs/hbmmdaQ310.pdf

Financial Statements:

http://media3.marketwire.com/docs/hbmfsQ310.pdf

Conference Call and Webcast

Date:	Thursday, November 4, 2010
Time:	10:00 a.m. ET
Webcast:	www.hudbayminerals.com
Dial in:	416-644-3416 or 877-974-0446
Replay:	416-640-1917 or 877-289-8525
Replay Passcode:	4371198#

The conference call replay will be available until midnight (Eastern Time) on November 11, 2010. An archived audio webcast of the call also will be available on HudBay’s website.

HudBay Minerals Inc.

HudBay Minerals Inc. (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes but is not limited to information concerning the company’s ability to meet its production guidance and realize growth opportunities and the company’s strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “understands” or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “will”, “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies).

Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. Factors that could cause actual results or events to vary materially from results or events anticipated by such forward-looking information include the ability to develop and operate the Lalor project on an economic basis, risks associated with the mining industry such as economic factors (including costs of construction materials, future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, including new and upgraded facilities at Lalor, dependence on key personnel, employee relations and availability of equipment and skilled personnel, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade, dilution or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry, as well as those risk factors discussed in the company’s Annual Information Form dated March 31, 2010, which risks may cause actual results to differ materially from any forward-looking statement.

Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.

There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities. The reader is cautioned not to place undue reliance on forward-looking information.

(F)

For further information, please contact:

HudBay Minerals Inc.

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362 0615

Email: john.vincic@hudbayminerals.com